UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 9, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS 282, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-3670327
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On February 9, 2024, Masterworks 282, LLC (the “Company”), Masterworks, LLC, and Masterworks Gallery, LLC entered into an Amended and Restated Intercompany Agreement, which reflects changes related to the financing support provided by Masterworks in connection with the Company’s offering. A copy of the form of Amended and Restated Intercompany Agreement is attached to this Form 1-U as Exhibit 6.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Form of Amended and Restated Intercompany Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 282, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: February 9, 2024